UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 10-SB


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


ALNILAM CORPORATION
(Exact name of Registrant as specified in charter)


     NEVADA                                      91-2081398
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


22601 PACIFIC COAST HIGHWAY, SUITE 270, MALIBU, CA       90265
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, including area code:  (714) 430-9209


Securities to be registered pursuant to Section 12(b) of the Act:

                                       Name of each exchange on which
     Title of each class               each class is to be registered
     None                                N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
     Common Stock
     Par Value $.001

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Alnilam Corporation (the "Company") was incorporated under the laws of the State of Nevada on May 10, 2000. The Company has conducted no activities since its inception except in connection with the filing of this registration statement.

Business

     Upon completion of this registration statement, the Company intends to seek potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

     The Company's Board of Directors, which consists of a single individual, Jason Daggett, shall make the initial determination whether to complete any such venture; however, the Board of Directors intends to submit final approval of any proposed transaction to the shareholders. In connection with such approval by the shareholders, the Company intends to provide disclosure documentation to its shareholders as required under Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

     The Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, and management has determined to file this Registration Statement on a voluntary basis before seeking a business venture. Management believes that being a reporting company may increase the likelihood that existing business ventures may be willing to negotiate with the Company. The Company also intends to seek quotation of its common stock on the OTC Bulletin Board following such a transaction. In order to have stock quoted on the OTC Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act. The Company anticipates that it would voluntarily file periodic reports with the Securities and Exchange Commission, in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934, if the common stock of the Company were quoted on the OTC Bulletin Board.

     In connection with the application for quotation of the Company's common stock on the OTC Bulletin Board, management intends following an acquisition of a business venture to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board. There have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock. Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application. There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved. The Company does not intend to use outside consultants to obtain market makers. In addition, the Company does not intend to use any of its shareholders to obtain market makers.

          Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

      Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company's director and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.
However, due to the minimal amount of time devoted to management by any person other than the Company's current director and executive officers, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. However, management does not presently anticipate actively negotiating or otherwise consenting to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition.

     In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Neither the Company's present director, executive officers or promoters, nor their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management, subject to the approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     The Company has had no employees since its inception and does not intend to employ anyone in the future, unless its present business operations were to change. The Company is not paying salaries or other forms of compensation to its present officer and director for his time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since its inception, the Company has had no operations. The Company was organized for the purpose of engaging in any lawful activity permitted under Nevada state law; however, the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholders' approval will not be sought.

     The original shareholders contributed a total of $10,000 in cash and services as capital contributions for stock of the Company and Mezzanine Capital Ltd. loaned $14,835 to the Company for operating expenses. See "Item
7.  Certain Relationships and Related Transactions."

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in a the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.

ITEM 3.  DESCRIPTION OF PROPERTY

     Since inception the Company's executive offices have been located at 22601 Pacific Coast Highway, Suite 270, Malibu, California, which are the offices of Mr. Jason Daggett, the President of the Company. The office space is furnished at no cost to the Company by Mr. Daggett and may be shared by other unrelated companies.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of January 8, 2001, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                  Amount and Nature
Name and Address                  of Beneficial
of Beneficial Owner               Ownership (1)          Percent of Class

Eric C. Bronk                       219,000(2)                  21.9%
3857 Birch St., #606
Newport Beach, CA 92660

Fleming Securities                   95,000                      9.5%
Suites 1601-1603
Hollywood Rd.
Hong Kong

Baldwin Investments Ltd.             89,500                     8.95%
99-101 Regent St.
First Floor
London W1R 7HB UK

Carl T. Suter                        79,500                     7.95%
3857 Birch St., #606
Newport Beach, CA 92660

Jason Dagget                         20,000                      2.0%
22601 Pacific Coast Highway
Suite 270
Malibu, CA 90265

Lynn Carlson                         15,000                      1.5%
1516 Brookhollow Dr.
Suite D
Santa Ana, CA 92705

Executive Officers and               35,000                      3.5%
Directors as a Group
(2 Persons)


     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
     (2) Of the shares beneficially owned by Mr. Bronk, 99,500 are owned directly by Mezzanine Capital Ltd, a company of which Mr. Bronk is the president, and 20,000 are owned directly by Suter GC Trust, a trust for which Mr. Bronk is the trustee. While Mr. Bronk disclaims any interest in these shares, he is deemed to share beneficial ownership of such shares with these entities.

     The Company is seeking potential business acquisitions or opportunities. (See "Item 1. Description of Business.") It is likely that such a transaction would result in a change of control of the Company, by virtue of iss uing a controlling number of shares in the transaction, change of management, or otherwise.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of January 8, 2001, the name, age, and position of the executive officers and sole director of the Company and the term of office of such director:

      Name          Age          Position Held               Director Since
  Jason Daggett     28         President, CEO,                    2000
                               Treasurer, CFO and Principal
                               Accounting Officer
  Lynn Carlson      46         Secretary                            -

     Directors are elected for a term of one year and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. The Board of Directors has not selected a date for the next annual meeting of shareholders. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

     Set forth below is certain biographical information regarding the Company's current executive officers and sole director:

     JASON DAGGETT has been the President of BDR Showalter, Inc., a company that engages in investment advisory and merger and acquisitions services, since June 1999. Since June 1999, he has also been President of PCH Partners, a company doing retail brokerage operations and investment banking. From June 1998 until April 2000 he was employed by Xtranet Systems, Inc. a company engaged in credit card processing. Mr. Daggett received a B.A. in Psychology from Mercyhurst College in Erie, Pennsylvania, and a M.A. from Pepperdine University in Malibu, California, in Clinical Psychology.

     LYNN CARLSON has worked for Mezzanine Associates LLC, an investor and corporate relations firm, since November 1998 as an administrative assistant and account executive. From June 1996 to November 1998, Ms. Carlson worked as the assistant to the president for DGWB Advertising. From May 1991 to May 1996, she was the office manager for Family Solutions, a non-profit group home agency.

     Management devotes only nominal time to the activities of the Company. If the Company is able to locate a suitable new business venture, it is anticipated that Mr. Daggett will devote substantially all of his time to completing the acquisition.


ITEM 6.  EXECUTIVE COMPENSATION

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company since its inception. However, Jason Daggett and Lynn Carlson, executive officers of the Company, have received 20,000 and 15,000 shares, respectively, of restricted stock of the Company for services rendered in connection with the organization of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the organization of the Company, Jason Daggett and Lynn Carlson, executive officers of the Company, received 20,000 and 15,000 shares, respectively, for services rendered to the Company. These shares were valued at $200 and $150, respectively.

     On September 1, 2000, Mezzanine Capital Ltd., a corporation of which Eric Chess Bronk, a shareholder of the Company, is the president and chairman, loaned $14,835.00 to the Company. The promissory note bears 10% interest per annum and is due on or before September 1, 2001.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 100,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of January 8, 2001, the Company had outstanding 1,000,000 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established trading market for the common stock of the Company.

     None of the common shares are subject to outstanding options or warrants. Of the 1,000,000 outstanding common shares, all are believed to be subject to Rule 144 under the Securities Act and would not be available for resale pursuant to such rule until at least September 2001. The Company is aware that the staff of the Securities and Exchange Commission has taken the position that Rule 144 would not be available for shares issued at a time during which an issuer was a blank check issuer and that these shares could only be resold through a registered offering. Management has determined that if such position were to apply to the shares issued in the organization of the Company, it would agree to register the resale of such shares for these parties. The Company has granted piggy-back registration rights to register 49,500 shares issued to counsel for the Company.

     Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     At January 8, 2001, the Company had 24 shareholders of record. The Company has appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, to act as its transfer agent.

ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In September 2000, the Company issued 736,500 shares of its common stock at a cash offering price of $0.01 per share to nineteen accredited investors. Also in September 2000, the Company issued 214,000 shares for services rendered in connection with the organization of the Company to the following accredited investors: 20,000 shares to Jason Daggett, an executive officer of the Company; 15,000 shares to Lynn Carlson, an executive officer of the Company; 99,500 shares to Eric C. Bronk; and 79,500 shares to Carl Suter. The shares issued for services were also valued at $0.01 per share. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of
Section 4(2) thereof, and Rule 506 promulgated pursuant thereto, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

     In November 2000, the Company issued 49,500 shares of its common stock to Ronald N. Vance, Attorney at Law, for legal services provided to the Company in connection with the organization of the Company. Such shares were valued at $495. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Rule 701 promulgated by the Securities and Exchange Commission. No underwriting discounts or commissions were paid in connection with such issuance.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     The Eighth Article of the Articles of Incorporation and Article VI of the bylaws of the Company provide that the corporation shall indemnify its directors, officers, agents and other persons to the full extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

     Financial Statements. The following financial statements are included in this statement:

                                                                          Page
     Report of Auditor                                                     F-1
          Balance Sheet as of September 30, 2000                           F-2
          Statements of Operations for the period from inception to
     September 30, 2000                                                    F-3
     Statement of Stockholders' Equity from inception to
     September 30, 2000                                                    F-4
          Statements of Cash Flows for the period from inception to
     September 30, 2000                                                    F-5
          Notes to Financial Statements                                    F-6

     Also included are unaudited financial statements composed of a balance sheet as of December 31, 2000, and Statements of Operations and Cash Flows for the period from inception to December 31, 2000.

PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

Exhibit No.          Description                                       Location
   2.1               Articles of Incorporation filed May 10, 2000      Attached
   2.2               Current Bylaws                                    Attached
   4.1               Form of Common Stock Certificate                  Attached
  10.1               Promissory Note dated September 1, 2000           Attached
  12.1               Consent of Auditor                                Attached

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Alnilam Corporation


Date: February 7, 2000         By   /s/ Jason Daggett,
                                        President, Chief Financial &
                                        Principal Accounting Officer

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Alnilam Corporation
Malibu, California

We have audited the accompanying balance sheet of Alnilam Corporation (a development stage company)(An Nevada corporation) as of September 30, 2000 and the related statements of operations, stockholders' equity, and cash flows for the period May 10, 2000 (inception) to September 30, 2000. These financial statements are the responsibility of the management of Alnilam Corporation
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alnilam Corporation as of September 30, 2000 and the results of their operations and its cash flows for the period May 10, 2000 (inception) to September 30, 2000 in conformity with generally accepted accounting principles.

/s/ Crouch, Bierwolf & Associates

December 20, 2000

Alnilam Corporation
(A Development Stage Company)
Balance Sheets

ASSETS

                                        December 31,     September 30,
                                               2000              2000
                                            --------         ---------
CURRENT ASSETS                                               (Audited)

     Cash                            $        19,785  $        19,985
                                            --------         ---------
                                              19,785           19,985

     TOTAL ASSETS                    $        19,785  $        19,985
                                            ========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Interest payable                 $           495  $          124
     Note payable                             14,835           14,835
                                            --------         ---------
     Total Current Liabilities                15,330           14,959

STOCKHOLDERS' EQUITY

     Common Stock authorized;
        100,000,000 shares at $.001
        par value; 1,000,000 and
        730,500 shares issued and
        outstanding, respectively              1,000              731
     Capital in Excess of Par Value            9,000            6,574
     Accumulated deficit since
        beginning of development stage        (5,545)          (2,279)
                                            --------         ---------
     Total Stockholders' Equity                4,455            5,026
                                            --------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                              $        19,785  $        19,985
                                            ========         =========

Alnilam Corporation
(A Development Stage Company)
Statements of Operations

                                                        For the Period
                                                         May 10, 2000
                      For the Three    For the Year       (Inception)
                      Months Ended        Ended             through
                      December 31,     September 30,      December 31,
                         2000              2000               2000
                                        (Audited)
REVENUE                $     -          $     -            $     -

EXPENSES

Interest expense       $     371        $     124          $     495
General and
 Administrative            2,895            2,155              5,050
                         -------          -------            -------
TOTAL EXPENSES             3,266            2,279              5,545

NET INCOME (LOSS) -
 Before Taxes          $  (3,266)       $  (2,279)         $  (5,545)

     Taxes (Note 2)          -                -                  -
                         -------          -------            -------
INCOME (LOSS)          $  (3,266)       $  (2,279)         $  (5,545)
                         =======          =======            =======
Loss Per Common
 Share (Note 1)        $     -          $     -
                         =======          =======
Average Outstanding
 Shares                  910,167          730,500
                         =======          =======

Alnilam Corporation
(A Development Stage Company)
Statements of Stockholders' Equity
For the Period May 10, 2000 (inception) to December 31, 2000


                                                                  Accumulated
                                                                 Deficit since
                                                                   Inception
                                                   Capital       (Beginning of
                                    Common       In Excess Of       Development
                               Shares     Stock   Par Value          Stage)

Balance at May 10, 2000             -   $     -   $    -            $     -

Stock issued for services in
 organizing the company valued
 at $.01 per share (Note 4)      214,000      214       1,926             -

Stock issued for cash at $.01
  per share (Note 4)             516,500      517       4,648             -

Net income (loss) for the period
 ended September 30, 2000           -         -        -              (2,279)
                                 -------  -------    --------        --------
Balance, September 30, 2000      730,500      731       6,574         (2,279)

Stock issued for services at $.01
  per share (Note 4)              49,500       49         446             -

Stock issued for cash at $.01
  per share (Note 4)             220,000      220       1,980             -

Net income (loss) for the period
 ended December 31, 2000            -         -        -              (3,266)
                                 -------  -------    --------        --------
Balance, December 31, 2000     1,000,000  $ 1,000  $    9,000  $      (5,545)
                                 =======  =======    ========        ========

Alnilam Corporation
(A Development Stage Company)
Statements of Cash Flows


                                                                For the Period
                                                                 May 10, 2000
                                  For the Three    For the Year   (inception)
                                  Months Ended        Ended         through
                                  December 31,     September 30,  December 31,
                                      2000            2000            2000
                                                    (Audited)
SOURCES OF CASH

   Net (loss) income             $    (3,266)    $     (2,279)   $     (5,545)

CASH PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES

   Increase/(Decrease) in:
   Taxes payable/Interest payable        371              124             495
     Stock issued for services           495            2,140           2,635
                                     -------          -------         -------
Net Cash Provided (Used for)
 Operations                           (2,400)             (15)         (2,415)

INVESTING ACTIVITIES                       -                -               -

FINANCING ACTIVITIES

     Cash from stock sales             2,200           20,000          22,200
                                     -------          -------         -------
Net Cash Provided (Used for)
 Financing                             2,200           20,000          22,200

Net increase (decrease) in cash         (200)          19,985          19,785

Beginning cash balance                19,985                -               -
                                     -------          -------         -------
Ending cash balance             $     19,785     $     19,985    $     19,785
                                     =======          =======         =======
Cash Paid For:
     Interest                   $          -     $          -    $          -
     Taxes                      $          -     $          -    $          -

Alnilam Corporation
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2000

NOTE 1 - Summary of Significant Accounting Policies

     Organization
Alnilam Corporation (the "Company") was incorporated under the laws of Nevada on May 10, 2000 as Alnilam Corporation for the purpose of seeking and consummating a merger or acquisition with a business entity organized as a private corporation, partnership, or sole proprietorship.

     Income (Loss) Per Share
The computation of income or (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - Income Taxes

The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended September 30, 2000.

Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences for the current year accordingly, no deferred tax liabilities have been recognized.

No provision for income taxes has been recorded due to net operating loss carryforward totaling approximately $2,200 that will be offset against future taxable income. The NOL carryforward begins to expire in the year 2020. No tax benefit has been reported in the financial statements.


Alnilam Corporation
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2000


NOTE 2 - Income Taxes (continued)

        Deferred tax assets and the valuation account at September 30, 2000 is as follows:

               Deferred tax asset:
                  NOL carryforward          $           300
                  Valuation allowance       $          (300)
                   Total                    $             -

NOTE 3 - Note Payable

     The Company issued a promissory note in the amount of $14,835 to Mezzanine Capital Ltd. on September 1, 2000. The note is unsecured and carries an interest rate of 10% per annum. The principal and interest of the note shall be due and payable on September 1, 2001. The amount of accrued principal and interest as of December 31, 2000 is $15,330.

NOTE 4 - Issuance of Common Stock

The Company has issued 263,500 shares of common stock for services performed in organizing the company and 736,500 shares were issued for cash. The shares were valued at $.01 per share.